Exhibit 10

Consent of Michele Della Libera

United States Securities and Exchange Commission

Ladies and Gentlemen:

I, Michele Della Libera, Professional Geoscientist (P.Geo) and member of the Association of Professional Geoscientists of Ontario (APGO) and the Engineers and Geoscientists of British Columbia, hereby consent to the use of and reference to my name, and the inclusion in the annual report on Form 40-F of New Gold Inc. of the information reviewed and approved by me relating to Mineral Resources that is of a scientific or technical nature contained therein for the financial year ended December 31, 2019.

Dated this 27th day of March, 2020

Yours truly,

/s/ Michele Della Libera
Name:	Michele Della Libera
APGO P.Geo.